# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PROKIDNEY CORP., CIK 0001850270
CUSIP: G7S53R104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2000 Frontis Plaza Blvd., Suite 250, Winston-Salem, North Carolina (NC), 27103
Date of event which requires filing of this statement: 02/04/2025
Amends the filing with accession number 0001193125-22-200092
Filed by CIK 0001937011
Persons authorized to receive notices and communications: Tolerantia, LLC, 110 East 59th Street, Suite 2800, New York, New York (NY), 10022, (212) 883-0200

## Reporting persons
- TOLERANTIA, LLC (CIK 0001937011): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 110,725,335; sole dispositive power 0; shared dispositive power 110,725,335; aggregate amount beneficially owned 110,725,335 (38% of the class)
- Legorreta Pablo G. (CIK 0001507678): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 110,725,335; sole dispositive power 0; shared dispositive power 110,725,335; aggregate amount beneficially owned 110,725,335 (38% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: PROKIDNEY CORP.
Address of issuer's principal executive offices: 2000 Frontis Plaza Blvd., Suite 250, Winston-Salem, North Carolina (NC), 27103
Comment: This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on July 22, 2022, as amended and supplemented on November 2, 2023, February 6, 2024, and June 14, 2024 (collectively, the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Tolerantia, LLC:

Amount beneficially owned: 110,725,335
Percent of Class: 38.0% based on the number of Class A ordinary shares, $0.0001 par value (the "Class A ordinary shares"), and Class B ordinary shares, $0.0001 par value (the "Class B ordinary shares"), of ProKidney Corp. (the "Issuer") outstanding on a combined basis and 51.1% based solely on the outstanding Class A ordinary shares and the Class A ordinary shares issuable upon the conversion of Class B ordinary shares and the exchange of the common units (the "Common Units") beneficially owned by Tolerantia, LLC ("Tolerantia") as set forth below

Pablo Legorreta:

Amount beneficially owned: 110,725,335
Percent of Class: 38.0% based on the number of Class A ordinary shares and Class B ordinary shares outstanding on a combined basis and 51.1% based on the outstanding Class A ordinary shares and the Class A ordinary shares issuable upon the conversion of Class B ordinary shares and the exchange of the Common Units held by or for the benefit of Tolerantia, which are deemed to be beneficially owned by Mr. Legorreta as set forth below
Number of shares as to which each person has sole or shared power to vote or dispose:
Tolerantia, LLC:

Number of shares the Reporting Person has:
Sole power to vote or direct the vote: 0
Shared power to vote: 110,725,335
Sole power to dispose or direct the disposition of: 0
Shared power to dispose or direct the disposition of: 110,725,335

Pablo Legorreta:

Number of shares the Reporting Person has:
Sole power to vote or direct the vote: 0
Shared power to vote: 110,725,335
Sole power to dispose or direct the disposition of: 0
Shared power to dispose or direct the disposition of: 110,725,335

110,725,335 shares represent 22,617,909 Class A ordinary shares and 88,107,426 Class B ordinary shares held by or for the benefit of Tolerantia, which is an affiliate controlled and majority-owned by Mr. Pablo Legorreta. Mr. Legorreta controls the voting and disposition of the shares held by or for the benefit of Tolerantia. Mr. Legorreta disclaims beneficial ownership of the shares held by Tolerantia except to the extent of his indirect pecuniary interest therein.

The aggregate percentage of Class A ordinary shares reported as beneficially owned by each Reporting Person is based upon a total of 291,661,950 shares, comprising 128,500,778 Class A ordinary shares and 163,161,172 Class B ordinary shares outstanding as of November 11, 2024, which is the total number of shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, as adjusted for the conversion set forth in 5(c) below. The Reporting Persons have the right to exchange their Common Units and an equal number of Class B ordinary shares on a one-for-one basis for Class A ordinary shares. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Class A ordinary shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule 13D.
Transactions in the class effected during the past sixty days: Prior to February 4, 2025 (the "Transaction Date"), Tolerantia held 88,639,961 Common Units and an equal number of Class B ordinary shares (the "Paired Interests"), 84,160,537 of which were held by Nefro Health, an Irish partnership that is an affiliate controlled and majority-owned by Mr. Pablo Legorreta, and 4,479,424 of which were held by other investors which are unaffiliated with Mr. Legorreta (the "Unaffiliated Investors"). On the Transaction Date, Tolerantia exchanged 532,535 of the 4,479,424 Paired Interests attributable to the interests of the Unaffiliated Investors in Tolerantia for 532,535 Class A ordinary shares, which it subsequently distributed in-kind pro rata for no consideration to the Unaffiliated Investors.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of each Reporting Person, no one other than the Reporting Persons identified herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares reported herein as beneficially owned by any Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- TOLERANTIA, LLC: /s/ Jaime Gomez-Sotomayor, Jaime Gomez-Sotomayor / Authorized Signatory (02/06/2025)
- Legorreta Pablo G.: /s/ Pablo Legorreta, Pablo Legorreta / Self (02/06/2025)